EXHIBIT 17.1

Saga Energy, Inc.
1509 East Chapman Ave
Orange, California 92866

To the Board of Directors of Saga Energy, Inc.:

I, Ilyas Chaudhary, hereby resign as Chief Executive Officer and President of Saga Energy, Inc. (the “Company”), effective as of 8:00 A.M., C.S.T., January 4, 2014.  As a result of my resignation, I no longer hold any officer, executive or employee position whatsoever with the Company or any of its subsidiaries, provided that I remain as a member of the Board of Directors of the Company.

Dated:  January 4, 2014

Very truly yours,

/s/ Ilyas Chaudhary
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Ilyas Chaudhary